UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Submits Proposals to Offshore Creditors

We, LDK Solar Co., Ltd., have announced that we executed confidentiality agreements (the “Confidentiality Agreements”) in December 2013 with certain unaffiliated holders of the Renminbi-denominated US$-settled 10% Senior Notes due 2014 (the “Senior Notes”) issued by us (such holders, collectively, the “Holders”), to facilitate discussions with the Holders concerning our potential restructuring of our offshore liabilities. Pursuant to the terms of the Confidentiality Agreements, we agreed that we would, immediately following the expiry of a period of time agreed with the Holders, disclose publicly the discussions between us and the Holders and other confidential information concerning us that was disclosed to the Holders. The information included in the announcement was being furnished to satisfy our public disclosure obligations under the Confidentiality Agreements.

Discussions with Holders

As a part of an ongoing liability management program commenced in September 2013, we have explored ways to restructure our highly leveraged balance sheet and reduce our significant cash flow requirements. Following execution of the Confidentiality Agreements, we and the Holders have further discussed our capital structure and various restructuring options proposed by us in an effort to achieve a consensual restructuring and to prevent or forestall a liquidity crisis. For the purpose of these discussions, we have provided the Holders with the following draft restructuring proposal (the “Proposal”) setting out two options for the Holders, an exchange of securities or a cash-out:

Exchange of Securities

Claim:	Senior Notes principal plus accrued interest through June 3, 2013

Equity:	8.736% of the claim to be paid in our ordinary shares at US$1.586 per share, subject to lock-up

Convertible Bonds:

Remaining 91.264% of the claim to be paid in convertible bonds to be issued by us with the following principal terms, subject to feasibility discussions among advisors:

•     Rate. 90% of Shanghai Inter-Bank Offered Rate (“SHIBOR”) fixed at issuance; payable-in-kind (“PIK”) by crediting or adding the interest installment to the then outstanding principal amount or in our ordinary shares at option of bondholders

•     Term. December 31, 2018, to be cross-defaulted if holders of convertible notes exchanged by holders of Series A Redeemable Convertible Preferred Shares (the “Preferred Obligations”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) fail to elect at maturity on June 3, 2016 to either extend their convertible notes, or receive our ordinary shares in lieu thereof, or a combination of both

•     Conversion Feature. Exercise price of the convertible bonds will be (i) US$20 per share through the earlier of March 31, 2015 or one year from the issuance, (ii) the volume weighted average price (“VWAP”) for the 20-trading-day period prior to conversion during the first one-year period thereafter, with the conversion limited to 25% of the aggregate principal amount of the convertible bonds during the year and to 10% of the aggregate principal amount of the convertible bonds during any quarter in the year, and (iii) thereafter, the VWAP for the 20-trading-day period prior to conversion without any limitation on the amount of conversion

Cash-out

Claim:	Senior Notes principal plus accrued interest through December 31, 2013

Cash-out:	US$.20 per each US$1.00 of claim

We have discussed the terms of the Proposal with holders of approximately 40% in aggregate principal amount of the outstanding Senior Notes and their financial and legal advisors. But the Holders have not signed any agreement with us to memorialize any agreed restructuring terms, and the negotiations are continuing. Unless and until the Holders execute a restructuring support agreement with us incorporating the terms of the Proposal, they are not contractually bound to support and consummate the Proposal and may continue trading in the Senior Notes, subject to applicable laws.

We intend to continue discussions with the Holders on the terms of the restructuring support agreement. There can be no guarantee, however, that we will successfully negotiate any restructuring support agreement or, if a restructuring support agreement has been reached, that it will reflect the terms of the Proposal, or achieve all or any of the stated objectives of the proposed restructuring.

Financial Information

We do not generally disclose detailed prospective financial information. However, in connection with the discussions with the Holders and their advisors, we disclosed certain financial information, consisting largely of forecasts and projections, to the Holders and their advisors pursuant to the Confidentiality Agreements. Our management prepared the forecasts and projections based on certain internal financial projections and their reasonable expectations, beliefs, opinions, and assumptions at the time such forecasts and projections were prepared. The forecasts and projections were not prepared with a view toward public disclosure and were not prepared in accordance with generally accepted accounting principles or published guidelines established by the American Institute of Certified Public Accountants or any other agency for preparation and presentation of “prospective financial information.” Neither our independent auditor nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial information. Such forecasts and projections were as follows:

	For Fiscal Year Ending December 31,
	2014	2015	2016	2017	2018
Shipments:
Polysilicon (MT)	10,350	18,000	18,000	18,000	18,000
Wafer (MW)	3,300	3,840	3,840	3,840	3,840
Cell (MW)	272	288	288	288	288
Module (MW)	781	1,151	1,351	1,406	1,406
Revenue (US$ Million):
Polysilicon & Wafer	$660	$770	$770	$773	$780
Cell & Module	492	725	851	886	886
EPC	91	136	176	189	180

Total Revenue	$1,243	$1,631	$1,797	$1,849	$1,846
EBITDA (US$ Million)	$107	$193	$244	$284	$317
Capital Expenditures (US$ Million)	$68	$16	$16	$16	$16
Change in Net Working Capital (US$ Million)	$(199)	$(55)	$(67)	$(23)	$1

The inclusion of the forecasts and projections in the announcement should not be regarded as an indication that we or any other person considered, or now consider, this information to be necessarily predictive of actual future results, and do not constitute an admission or representation by any person that such information was or is material, or that the expectations, beliefs, opinions, and assumptions underlying such forecasts and projections remain the same as of the date of this announcement or will remain the same at any time in the future, and you readers are cautioned not to place undue reliance on such forecasts and projections.

You should note that the financial forecasts and projections for us, as they relate to our onshore operations:

•	Are based on the following key general assumptions:

•	we operate as a going concern with no insolvency proceeding in China;

•	we will reach a consensual agreement with holders of our offshore claims, including the Preferred Obligations and the Senior Notes;

•	we receive funding from a RMB2 billion working capital and capital expenditure facility by December 31, 2013;

•	the upgrade to the polysilicon plant is completed by March 2014;

•	average selling prices for polysilicon, wafer, cell and module (i) were based on the third quarter 2013 report of an independent solar energy industry research company, (ii) were based on estimates as of September 27, 2013, and (iii) are held flat throughout the projection period after the third quarter in 2014; and

•	we are not expected to be an income tax payer during the projection period;

•	Are speculative by nature and were based upon numerous expectations, beliefs, opinions, and assumptions, which are inherently uncertain and many of which are beyond the control of us and our subsidiaries and may not prove to be accurate;

•	Do not necessarily reflect current estimates or expectations, beliefs, opinions, or assumptions that our management may have about our prospects, and our subsidiaries’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or may occur and was not anticipated at the time the information was prepared;

•	May not reflect current results or future performance, which may be significantly more favorable or less favorable than as set forth therein; and

•	Are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the forecasts and projections will or could be achieved.

Discussions with Holders of Preferred Obligations

Similarly as a part of the ongoing offshore liability management program, we have also been in private discussions with certain holders of the Preferred Obligations, to explore ways to restructure our highly leveraged balance sheet and reduce our significant cash flow requirements. Affiliates of holders of Preferred Obligations have provided and/or agreed to provide financing, including a part of the RMB2 billion working capital and capital expenditure facility referenced above, to us for our continued operations, subject to various conditions and restrictions placed on the financing arrangements.

Likewise, none of the holders of the Preferred Obligations has signed any definitive agreement with us to memorialize their restructuring terms, and the negotiations are continuing. Unless and until holders of Preferred Obligations execute a definitive agreement with us incorporating the terms of their understandings, they are not contractually bound to support and consummate the terms of their understanding below. We currently understands that, subject to further evaluation by holders of Preferred Obligations, and subject to the approval of our shareholders, as a preliminary understanding between the parties subsequent to their various negotiations, the Preferred Obligations may be treated as follows:

•	all internal rate of return associated with the Preferred Obligations accrued since June 3, 2013 will be extinguished;

•	8.736% of the remaining amount of the Preferred Obligations will be paid in our shares, subject to a lockup;

•	91.264% of such remaining amount of the Preferred Obligations will be refinanced by an exchange into convertible notes of us, bearing interest at 90% of SHIBOR and having a maturity of June 3, 2016, which may be either extended or paid with our ordinary shares at 20-trading-day VWAP, in either case with the consent of holders of such convertible notes;

•	such convertible notes will be convertible at any time for our shares at an exercise price of US$20 per share; and

•	such convertible notes will be secured by (i) a pledge by us of all of our equity in LDK Silicon, (ii) a pledge by us of 15% of our equity in Jiangxi LDK Solar Hi-Tech Co., Ltd., (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng.

We intend to continue discussions with holders of Preferred Obligations on these and other terms. There can be no assurance, however, that we will successfully negotiate any restructuring arrangement with such holders or, if a restructuring arrangement has been reached, that it will reflect the terms as described above, or achieve all or any of the stated objectives of the proposed restructuring. Some of the holders of the Preferred Obligations have expressly indicated that they are continuing to evaluate the terms of the Senior Notes and the related Proposal and the implications of that Proposal on the terms described above relating to the Preferred Obligations.

Our press release issued on December 27, 2013 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 30, 2013

Exhibit 99.2

LDK Solar Submits Proposals to Offshore Creditors

XINYU CITY, China and SUNNYVALE, Calif., December 27, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK) announces that it executed confidentiality agreements (the “Confidentiality Agreements”) in December 2013 with certain unaffiliated holders of the Renminbi-denominated US$-settled 10% Senior Notes due 2014 (the “Senior Notes”) issued by LDK Solar (such holders, collectively, the “Holders”), to facilitate discussions with the Holders concerning LDK Solar’s potential restructuring of its offshore liabilities. Pursuant to the terms of the Confidentiality Agreements, LDK Solar agreed that it would, immediately following the expiry of a period of time agreed with the Holders, disclose publicly the discussions between LDK Solar and the Holders and other confidential information concerning LDK Solar that was disclosed to the Holders. The information included in this announcement is being furnished to satisfy LDK Solar’s public disclosure obligations under the Confidentiality Agreements.

Discussions with Holders

As a part of an ongoing liability management program commenced in September 2013, LDK Solar has explored ways to restructure its highly leveraged balance sheet and reduce its significant cash flow requirements. Following execution of the Confidentiality Agreements, LDK Solar and the Holders have further discussed LDK Solar’s capital structure and various restructuring options proposed by LDK Solar in an effort to achieve a consensual restructuring and to prevent or forestall a liquidity crisis. For the purpose of these discussions, LDK Solar has provided the Holders with the following draft restructuring proposal (the “Proposal”) setting out two options for the Holders, an exchange of securities or a cash-out:

Exchange of Securities

Claim:	Senior Notes principal plus accrued interest through June 3, 2013

Equity:	8.736% of the claim to be paid in LDK Solar ordinary shares at US$1.586 per share, subject to lock-up

Convertible Bonds:

Remaining 91.264% of the claim to be paid in convertible bonds to be issued by LDK Solar with the following principal terms, subject to feasibility discussions among advisors:

•    Rate. 90% of Shanghai Inter-Bank Offered Rate (“SHIBOR”) fixed at issuance; payable-in-kind (“PIK”) by crediting or adding the interest installment to the then outstanding principal amount or in LDK Solar ordinary shares at option of bondholders

•    Term. December 31, 2018, to be cross-defaulted if holders of convertible notes exchanged by holders of Series A Redeemable Convertible Preferred Shares (the “Preferred Obligations”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”) fail to elect at maturity on June 3, 2016 to either extend their convertible notes, or receive LDK Solar ordinary shares in lieu thereof, or a combination of both

•    Conversion Feature. Exercise price of the convertible bonds will be (i) US$20 per share through the earlier of March 31, 2015 or one year from the issuance, (ii) the volume weighted average price (“VWAP”) for the 20-trading-day period prior to conversion during the first one-year period thereafter, with the conversion limited to 25% of the aggregate principal amount of the convertible bonds during the year and to 10% of the aggregate principal amount of the convertible bonds during any quarter in the year, and (iii) thereafter, the VWAP for the 20-trading-day period prior to conversion without any limitation on the amount of conversion

Cash-out

Claim:	Senior Notes principal plus accrued interest through December 31, 2013

Cash-out:	US$.20 per each US$1.00 of claim

LDK Solar has discussed the terms of the Proposal with holders of approximately 40% in aggregate principal amount of the outstanding Senior Notes and their financial and legal advisors. But the Holders have not signed any agreement with LDK Solar to memorialize any agreed restructuring terms, and the negotiations are continuing. Unless and until the Holders execute a restructuring support agreement with LDK Solar incorporating the terms of the Proposal, they are not contractually bound to support and consummate the Proposal and may continue trading in the Senior Notes, subject to applicable laws.

LDK Solar intends to continue discussions with the Holders on the terms of the restructuring support agreement. There can be no guarantee, however, that LDK Solar will successfully negotiate any restructuring support agreement or, if a restructuring support agreement has been reached, that it will reflect the terms of the Proposal, or achieve all or any of the stated objectives of the proposed restructuring.

Financial Information

LDK Solar does not generally disclose detailed prospective financial information. However, in connection with the discussions with the Holders and their advisors, LDK Solar disclosed certain financial information, consisting largely of forecasts and projections, to the Holders and their advisors pursuant to the Confidentiality Agreements. LDK Solar’s management prepared the forecasts and projections based on certain internal financial projections and their reasonable expectations, beliefs, opinions, and assumptions at the time such forecasts and projections were prepared. The forecasts and projections were not prepared with a view toward public disclosure and were not prepared in accordance with generally accepted accounting principles or published guidelines established by the American Institute of Certified Public Accountants or any other agency for preparation and presentation of “prospective financial information.” Neither LDK Solar’s independent auditor nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial information. Such forecasts and projections were as follows:

	For Fiscal Year Ending December 31,
	2014	2015	2016	2017	2018
Shipments:
Polysilicon (MT)	10,350	18,000	18,000	18,000	18,000
Wafer (MW)	3,300	3,840	3,840	3,840	3,840
Cell (MW)	272	288	288	288	288
Module (MW)	781	1,151	1,351	1,406	1,406
Revenue (US$ Million):
Polysilicon & Wafer	$660	$770	$770	$773	$780
Cell & Module	492	725	851	886	886
EPC	91	136	176	189	180

Total Revenue	$1,243	$1,631	$1,797	$1,849	$1,846
EBITDA (US$ Million)	$107	$193	$244	$284	$317
Capital Expenditures (US$ Million)	$68	$16	$16	$16	$16
Change in Net Working Capital (US$ Million)	$(199)	$(55)	$(67)	$(23)	$1

The inclusion of the forecasts and projections in this announcement should not be regarded as an indication that LDK Solar or any other person considered, or now considers, this information to be necessarily predictive of actual future results, and does not constitute an admission or representation by any person that such information was or is material, or that the expectations, beliefs, opinions, and assumptions underlying such forecasts and projections remain the same as of the date of this announcement or will remain the same at any time in the future, and you readers are cautioned not to place undue reliance on such forecasts and projections.

You should note that the financial forecasts and projections for LDK Solar, as they relate to LDK Solar’s onshore operations:

•	Are based on the following key general assumptions:

•	LDK Solar operates as a going concern with no insolvency proceeding in China;

•	LDK Solar will reach a consensual agreement with holders of its offshore claims, including the Preferred Obligations and the Senior Notes;

•	LDK Solar receives funding from a RMB 2 billion working capital and capital expenditure facility by December 31, 2013;

•	the upgrade to the polysilicon plant is completed by March 2014;

•	average selling prices for polysilicon, wafer, cell and module (i) were based on the third quarter 2013 report of an independent solar energy industry research company, (ii) were based on estimates as of September 27, 2013, and (iii) are held flat throughout the projection period after the third quarter in 2014; and

•	LDK Solar is not expected to be an income tax payer during the projection period;

•	Are speculative by nature and were based upon numerous expectations, beliefs, opinions, and assumptions, which are inherently uncertain and many of which are beyond the control of LDK Solar and its subsidiaries and may not prove to be accurate;

•	Do not necessarily reflect current estimates or expectations, beliefs, opinions, or assumptions that the management of LDK Solar may have about its prospects, and its subsidiaries’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or may occur and was not anticipated at the time the information was prepared;

•	May not reflect current results or future performance, which may be significantly more favorable or less favorable than as set forth therein; and

•	Are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the forecasts and projections will or could be achieved.

Discussions with Holders of Preferred Obligations

Similarly as a part of the ongoing offshore liability management program, LDK Solar has also been in private discussions with certain holders of the Preferred Obligations, to explore ways to restructure its highly leveraged balance sheet and reduce its significant cash flow requirements. Affiliates of holders of Preferred Obligations have provided and/or agreed to provide financing, including a part of the RMB 2 billion working capital and capital expenditure facility referenced above, to LDK Solar for its continued operations, subject to various conditions and restrictions placed on the financing arrangements.

Likewise, none of the holders of the Preferred Obligations has signed any definitive agreement with LDK Solar to memorialize their restructuring terms, and the negotiations are continuing. Unless and until holders of Preferred Obligations execute a definitive agreement with LDK Solar incorporating the terms of their understandings, they are not contractually bound to support and consummate the terms of their understanding below. LDK Solar currently understands that, subject to further evaluation by holders of Preferred Obligations, and subject to the approval of LDK Solar shareholders, as a preliminary understanding between the parties subsequent to their various negotiations, the Preferred Obligations may be treated as follows:

•	all internal rate of return associated with the Preferred Obligations accrued since June 3, 2013 will be extinguished;

•	8.736% of the remaining amount of the Preferred Obligations will be paid in LDK Solar shares, subject to a lockup;

•	91.264% of such remaining amount of the Preferred Obligations will be refinanced by an exchange into convertible notes of LDK Solar, bearing interest at 90% of SHIBOR and having a maturity of June 3, 2016, which may be either extended or paid with LDK Solar ordinary shares at 20-trading-day VWAP, in either case with the consent of holders of such convertible notes;

•	such convertible notes will be convertible at any time for LDK Solar shares at an exercise price of US$20 per share; and

•	such convertible notes will be secured by (i) a pledge by LDK Solar of all of its equity in LDK Silicon, (ii) a pledge by LDK Solar of 15% of its equity in Jiangxi LDK Solar Hi-Tech Co., Ltd., (iii) a guarantee by LDK Silicon, and (iv) a guarantee by Peng Xiaofeng.

LDK Solar intends to continue discussions with holders of Preferred Obligations on these and other terms. There can be no assurance, however, that LDK Solar will successfully negotiate any restructuring arrangement with such holders or, if a restructuring arrangement has been reached, that it will reflect the terms as described above, or achieve all or any of the stated objectives of the proposed restructuring. Some of the holders of the Preferred Obligations have expressly indicated that they are continuing to evaluate the terms of the Senior Notes and the related Proposal and the implications of that Proposal on the terms described above relating to the Preferred Obligations.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Financial Advisor to Company

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisor to Company

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com

Financial Advisor to Holders

Brandon Gale Houlihan Lokey bgale@hl.com

Legal Advisor to Holders

Daniel Anderson Ropes & Gray daniel.anderson@ropesgray.com